

November 16, 2012

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower, Suite 2200
Toronto, ON M5J 2J3
Canada

      Re: **Yamana Gold Inc.**
              Form 40-F for Fiscal Year Ended December 31, 2011
              Filed March 30, 2012
              Response dated October 22, 2012
              File No. 001-31880

Dear Mr. Main:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Notes to Consolidated Financial Statements

Note 3 – Significant Accounting Policies, page 9

(d) – Property, Plant and Equipment, page 10

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

1.   We note from your response to our prior comment 1 that you have included inferred mineral resources in your depreciable base for determining depletion, depreciation and

amortization. Given the uncertainty inherent in inferred mineral resources, please tell us i) how you have obtained sufficient confidence it is probable that future economic benefits will flow from the capitalized costs allocated to inferred resources (paragraph 4.40 of IFRS Framework) and ii) how you have obtained a high degree of confidence that the resource can be extracted economically to yield future economic benefits.

2.   We note in your response you have included a table showing the amount of reserves additions resulting from converting resources over the last two fiscal years. Please provide us a detailed discussion of how this table relates to the conversion percentages presented on page 3 of your response. For example, how does the 2011 addition of 261,000 ounces of resources from the Minera Florida mine correlate to the conversion factors of 57% measured and indicated and 43% inferred. In addition, clarify what percentage of the additions relates to increasing level of geological knowledge and confidence (e.g. additional drilling) versus market factors (e.g. commodity prices, foreign exchange, etc).

3.   Please provide us with a detailed discussion of how you develop your "Life of Mine" plan. Your discussion should address the key factors you consider in converting M&I resources into proven and probable reserves and the price utilized in assessing the economic feasibility when developing the plan. Also clarify if a company standard Life of Mine plan process is used for all of your mines.

4.   In order for us to better understand the impact of including resources in your depreciable base, please approximate the impact that i) measured and indicated resources and ii) inferred resources has had on the amount of depletion, depreciation and amortization recognized in the last two fiscal years.

5.   We note in your response that more than 60% of the mineral resources identified as economically convertible to mineral reserves are located near the existing operating mines. Please tell us what you consider to be "near" the existing mine. Please also tell us where the almost 40% remaining mineral resources are located in relation to the mine.

iii. Assets Under Construction, page 11

6.   We note from your response to our prior comment 2 that you consider the sustainability of cash flows in assessing whether a mine has reached commercial production, but that you do not consider cash flow to be equivalent to profitability. Please provide us with a detailed discussion of how your consideration of cash flow sustainability represents a focus on the asset properly functioning in the location and condition necessary to operate in the manner intended. Please refer to paragraphs 17(e), 20 and 21 of IAS 16. Please modify your policy, or explain why you believe cash flow considerations are consistent with the IAS 16 focus on location, condition and functionality.

7.   Please tell us whether your historical determinations of commercial production would have been different had you not considered the cash flow sustainability of your mines. For example, you cite that the commercial production determination for Mercedes considered whether cash costs per gold equivalent ounce were stabilized at initial design levels. Also clarify for us how your assessment of commercial production differed had all other factors you considered been satisfied, but the mine continued to operate at higher-than-expected costs.

        You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining